Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

OfficeMax Incorporated:

We consent to the use of our report dated February 25, 2013, with respect to the consolidated balance sheets of OfficeMax Incorporated and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 29, 2012, and the effectiveness of internal control over financial reporting as of December 29, 2012, incorporated by reference in the registration statement on Form S-4 of Office Depot, Inc. dated April 9, 2013, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

April 8, 2013